EXHIBIT 5.1
May 2, 2007
The Board of Directors
The Pepsi Bottling Group, Inc.
One Pepsi Way
Somers, New York 10589

Re:	The Pepsi Bottling Group, Inc. Registration Statement for Offering of an Aggregate of 100,000 Stock Units of Common Stock
Dear Ladies and Gentlemen:
     I have acted as Assistant General Counsel to The Pepsi Bottling Group, Inc., a Delaware corporation (the “Company”), in connection with the registration on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Act”), of 100,000 stock units of Common Stock of the Company (the “Stock Units”) under the PBG Supplemental Savings Program (the “Plan”).
     I, or other attorneys employed by the Company, have reviewed such corporate records, other documents and such questions of law and fact as we have considered necessary or appropriate for the purposes of this opinion.
     Based on such review, I am of the opinion that the Stock Units registered pursuant to the Registration Statement to which this opinion is an exhibit, when issued in accordance with the terms of the Plan and any award agreement thereunder, will be duly authorized, legally issued, fully paid and nonassessable.
     I consent to the filing of this opinion letter as an exhibit to the Registration Statement. In giving this consent, I do not admit that I am in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission thereunder.
     This opinion letter is rendered as of the date first written above and I disclaim any obligation to advise you of facts, circumstances, events or developments which hereafter may be brought to my attention and which may alter, affect or modify the opinion expressed herein. My opinion is expressly limited to the matters set forth above and I render no opinion, whether by implication or otherwise, as to any other matters relating to the Company, the Plan or the Stock Units.

Very truly yours,
/s/ David Yawman